SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

AEI
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

G01153108
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01153108	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sherbrooke, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,212,721
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,212,721
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,212,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,324,452
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,324,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,324,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.18%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,888,268
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,888,268
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,888,268
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.05%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,324,452
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,324,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,324,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.18%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,212,721
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,212,721
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,212,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,212,721
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,212,721
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,212,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.24%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G01153108	13G/A	Page 8 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is AEI (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 700 Milam, Suite 700, Houston, Texas 77002.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Sherbrooke, Ltd., a Cayman Islands exempted company("Sherbrooke"), with respect to the shares of Common Stock (defined in Item 2(d) below) directly owned by it.

(ii)	Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the shares of Common Stock indirectly owned by it through its 35% ownership interest in Sherbrooke;

(iii)	Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the shares of Common Stock indirectly owned by it through its 65% ownership interest in Sherbrooke;

(iv)	Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the shares of Common Stock indirectly owned by EP Fund;

(v)
Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund and EP Fund, with respect to the shares of Common Stock indirectly owned by EP Master Fund and EP Fund, respectively; and

(vi)	Eric M. Mindich ("Mr. Mindich"), with respect to the shares of Common Stock indirectly owned by each of EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, NY, NY 10022.

Item 2(c).	CITIZENSHIP:

EP Fund is a limited partnership organized under the laws of the State of Delaware.  EP Master Fund and Sherbrooke are companies organized under the laws of the Cayman Islands.  EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware.  Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, $0.002 par value (the "Common Stock")

CUSIP No. G01153108	13G/A	Page 9 of 12 Pages

Item 2(e).	CUSIP NUMBER: G01153108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 243,935,950 shares of Common Stock issued and outstanding, as of December 31, 2010, as reported by Issuer’s Investor Relations Department to EP Management.

A.	Sherbrooke, Ltd.
	(a)	Amount beneficially owned: 15,212,721
	(b)	Percent of class: 6.24%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,212,721
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 15,212,721

B.	Eton Park Fund, L.P.
	(a)	Amount beneficially owned: 5,324,452
	(b)	Percent of class: 2.18%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,324,452
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 5,324,452

C.	Eton Park Master Fund, Ltd.
	(a)	Amount beneficially owned: 9,888,268
	(b)	Percent of class: 4.05%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 9,888,268
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 9,888,268

CUSIP No. G01153108	13G/A	Page 10 of 12 Pages

D.	Eton Park Associates, L.P.
	(a)	Amount beneficially owned: 5,324,452
	(b)	Percent of class: 2.18%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,324,452
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 5,324,452

E.	Eton Park Capital Management, L.P.
	(a)	Amount beneficially owned: 15,212,721
	(b)	Percent of class: 6.24%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,212,721
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 15,212,721

F.	Eric M. Mindich
	(a)	Amount beneficially owned: 15,212,721
	(b)	Percent of class: 6.24%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 15,212,721
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 15,212,721

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EP Associates, the general partner of EP Fund, has the power to direct the affairs of EP Fund including decisions with respect to the disposition of the proceeds from the sale of the shares of Common Stock held indirectly by EP Fund.  Eton Park Associates, L.L.C. serves as the general partner of EP Associates.  Mr. Mindich is managing member of Eton Park Associates, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock held indirectly by EP Fund.  EP Master Fund and EP Fund are clients of EP Management.  Eton Park Capital Management, L.L.C. serves as the general partner of EP Management.  Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the shares of Common Stock held by EP Master Fund.  Mr. Mindich disclaims beneficial ownership of the Common Stock reported herein, other than the portion of such shares which relates to his individual economic interest in Sherbrooke and/or each of EP Fund and EP Master Fund.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

Not applicable.

CUSIP No. G01153108	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P. and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

Sherbrooke, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel
Title: Director

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. G01153108	13G/A	Page 12 of 12 Pages

EXHIBIT 1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, ERIC M. MINDICH, hereby make, constitute and appoint MARCY ENGEL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with Eton Park Capital Management, L.L.C., Eton Park Associates, L.L.C. and each of their affiliates or entities under my control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Securities Exchange Act of 1934 (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 17th day of August, 2007.

/s/ Eric M. Mindich
Eric M. Mindich